Mail Stop 3010

September 22, 2009

Mr. Jeffrey B. Van Horn
Chief Financial Officer
KKR Financial Holdings LLC
555 California Street, 50th Floor
San Francisco, CA 94104

      Re: KKR Financial Holdings LLC
              Form 10-K for the year ended December 31, 2008
              File No. 1-33437

Dear Mr. Van Horn:

We have reviewed your first response letter dated August 24, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Form 10-K for the fiscal year ended December 31, 2008

Financial Statements

Corporate Loans, pages 69 to 71

1.   The first paragraph of your response to comment 2 discusses how the company evaluates its loan portfolio on a loan by loan basis when estimating its allowance for loan losses. The second paragraph of the response discusses the company's methodology for estimating the unallocated component of its allowance for loan losses as it relates to loans on the portfolio watch list. It appears that the allocated portion of the reserve for losses represents specific reserves established in accordance with SFAS 114 and the unallocated portion of the reserve represents

reserves established under SFAS 5. Please clarify if our understanding is correct. In addition, clarify how the need for general reserves is evaluated under SFAS 5. We assume this evaluation would include an assessment beyond loans on the watch list. Finally, show us how you will revise your disclosure in future filings to clarify how both specific and general reserves are established. Refer to EITF Topic D-80.

2.   We note your response to prior comment 2. Please show us how you will revise your disclosure of critical accounting policies in future filings as it relates to estimates and assumptions which you utilize in estimating your allowance for corporate loan losses. Within your disclosure, please include a discussion of the susceptibility of your critical accounting estimates and assumptions to change. Additionally, please disclose both the estimated default rate range and the estimated recovery rate range which you apply to those corporate loans which you include on your watch list. Reference is made to Staff Release No. 33-8350. Finally, your response indicates that as few as 25 corporate loan issuers represent more than half of your total corporate loan portfolio on both an amortized cost basis and fair value basis. Tell us what disclosure considerations you have made with respect to this information and how you evaluated this information under the guidance in SOP 94-6.

Note 8. Residential Mortgage Loans, pages F-28 to F-30

3.   We note your response to prior comment 6. Please tell us management's reasons for electing the fair value option under SFAS 159 to account for residential mortgage loans.

Note 18. Fair Value of Financial Instruments, pages F48 to F51

4.   We note your response to prior comment 8. Please confirm that you will disclose in future filings the nature of the $3.9 billion of transfers into level 3 for residential mortgage loans by including information similar to that which you have presented in your response to our comment.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. Jeffrey B. Van Horn
KKR Financial Holdings LLC
September 22, 2009
Page 3

        You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at
(202) 551-3498 if you have questions regarding comments on the financial statements
and related matters.

                        Sincerely,

                        Linda van Doorn
                        Senior Assistant Chief Accountant